File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)




07025083

June 29, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

SUPPL

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press release of Diamyd Medical AB:

Press Release dated as of June 29, 2007: "3rd Quarter Report for Diamyd Medical AB, Fiscal Year 2006/2007

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

Enclosure
cc: Nils Fredrik-Kaiser

Dew 7/11

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

Quarter Report

Stockholm June 29, 2007

3rd Quarter Report for Diamyd Medical AB, Fiscal Year 2006/2007

(www.omxgroup.com ticker: DIAM B; www.otcqx.com ticker: DMYDY)

March 1 – May 31, 2007

- **Plans for the US and European Phase III clinical program for type 1 diabetes were announced.**
- **Listing on OTCQX simplifies trading with Diamyd Medical's shares in the US.**
- **Mechanism of action of the Diamyd® vaccine was further clarified at the Sweden-Seattle Diabetes Conference in Linkoping.**
- **An Employee Option program was adopted at an extraordinary shareholders meeting, May 22.**
- **A Phase II study in LADA patients was invalidated after an independent audit (after the reporting period). The Company plans to continue the study with regard to safety.**
- **Net sales for the 9-month period were SEK 807,000 (US$ 115,286) compared to SEK 675,000 (US$ 96,429) for the same period of the prior fiscal year.**
- **Loss before taxes for the 9-month period was SEK 38.6 million (US$ 5.5 million) compared to SEK 22.7 million (US$ 3.2 million) for the same period of the prior fiscal year.**
- **Liquid assets were SEK 81.6 million (US$ 11.7 million) as of May 31, 2007 compared to SEK 69.8 million (US$ 10.0 million) as of May 31, 2006.**
- **Loss per share for the 9-month period before dilution was SEK 4 (US$ 0.6) compared to SEK 2.6 (US$ 0.4) for the same period of the prior fiscal year.**

CEO OVERVIEW AND COMPANY HIGHLIGHTS

We are pleased that our program for type 1 diabetes is continuing to move towards Phase III trials and enthusiastic that the mechanism of the Diamyd® diabetes vaccine has become clearer. Our plans to start type 1 diabetes trials in the US and Europe later this year remain firm.

Testing Diamyd® in a large, international patient population is aimed to support registration and market approval applications. The trials are planned to be conducted at roughly 30 sites in the US and Europe respectively, and will each include approximately 300 type 1 diabetes patients. Enrollment time is estimated to be approximately 9 months and results will be evaluated after 15 months. The patients will then be followed for an additional 15 months. The primary endpoint is planned to be meal-stimulated C-peptide, as a direct marker of endogenous insulin secretion. Trends in blood glucose levels and insulin dose will also be monitored.

It is unfortunate that we recently had to invalidate a phase II study in 160 type 2 diabetes LADA patients. However, this has not impacted on our ongoing plans for the type 1 diabetes phase III program. The trial was invalidated because of inconsistent and contradictory efficacy data combined with critical observations during a formal independent audit at the central pharmacy handling the investigational product (Diamyd® and placebo). The audit concluded that it was impossible to guarantee absolute identity of the content of each vial of the investigational product administered to the patients and that the risk for a possible mix up between active drug and placebo was obvious. In light of these findings we can not rely on any efficacy data from the study and the decision to invalidate the efficacy data from the study was made. Importantly, however, no serious adverse events related to either Diamyd® or placebo were reported in the trial. We plan to continue the study both from an ethical point of view and in order to increase the information in our safety database.

The endpoint in the 160 patient LADA trial was HbA1c (a long term blood sugar value). However, meal-stimulated C-peptide has recently been recognized as the correct endpoint evaluating a treatment aiming to preserve beta cell function in autoimmune diabetes. The reason is that patients that receive treatment with insulin or insulin sensitizers tend to normalize their HbA1c values. Therefore, the additional HbA1c effect from therapies aiming to treat autoimmunity may be less pronounced in well treated patients, although the effect on insulin secretion is significant. The choice of HbA1c, that at the time of study initiation was the appropriate endpoint approved by the FDA, may have added to the difficulties to draw conclusions from the study. As the FDA recently has approved meal-stimulated C-peptide as an endpoint, this parameter will be used in the planned type 1 diabetes phase III studies.

This past quarter marked the turning point for our understanding of the mechanism of action of Diamyd®. Scientists in Linkoping, Sweden, have reported strong positive results after analyzing immunological parameters from the type 1 diabetes trial reported in August 2006. In fact, the data illustrates that patients treated with Diamyd® had an up-regulation of certain beneficial immunological markers in response to the active GAD65 protein agent. These immunological markers remained up-regulated even 15 months after the first injection.

In our view, this data directly confirms the positive clinical results seen in the type 1 diabetes trial and further contributes to the large body of accumulated scientific evidence pointing to GAD65, the active ingredient of Diamyd®, as a possible immunomodulator that could prevent the immune system from destroying the insulin secreting beta cells.

Listing Diamyd's ADRs on the new OTCQX list is a further step in the Company's strategy to increase visibility with American investors. We believe that listing on OTCQX will be a good way to meet increased investor interest.

Partnership discussions with pharmaceutical companies regarding commercialization of Diamyd® are ongoing. Several options to fund the upcoming Phase III program are kept open.

Anders Essen-Möller, CEO and President of Diamyd Medical.

BUSINESS OVERVIEW

The Company's vision is that there is a cure to be found for autoimmune diabetes. The Company's mission is to contribute to the global effort to find this cure and to eliminate complications from the disease. Accordingly, the Company currently develops therapeutics from two independent platform technologies. One of these platforms relies on the GAD65 molecule and the other on a viral delivery system of proteins to nervous tissue. Therapeutics for conditions other than diabetes are also being developed using this system.

Business Model

Diamyd Medical's business model includes identifying candidate therapies and developing them through clinical trials proof-of-concept before commercialization through partnerships. Development and marketing of related diagnostic products may be undertaken to prepare the market for subsequent drug launches.

Diamyd Medical's business model leverages a focused in-house team with highly qualified skills and expert outsourcing partners, e.g. CROs and CMOs, to facilitate drug development. This model efficiently manages costs through resource flexibility while ensuring delivery of quality results as the Company's projects move forward.

Diabetes

The International Diabetes Federation has estimated that the number of diagnosed and undiagnosed individuals with diabetes is about 230 million world-wide. The number of individuals with diabetes increased by 6 million in 2006. Diabetes increased by 11 percent in the US. Approximately 3-10 percent of the individuals diagnosed with diabetes have type 1 diabetes with incidence rates varying by country and ethnicity. About the same amount of patients have autoimmune type 2 diabetes, i.e. the LADA form of the disease. The costs associated with diabetes in the western world are about 7 percent of total health care budgets, or more than US$ 100 billion in the United States alone.

DIAMYD® CLINICAL TRIALS: TYPE 1 DIABETES

In August 2006, the Company announced positive results from a 15-month phase II trial in 70 children and adolescents with type 1 diabetes. Significant efficacy was demonstrated in preserving beta cell function. On average, the 35 patients that received Diamyd® experienced only half the decline in meal-stimulated insulin secretion, as measured by meal-stimulated C-peptide levels, compared to placebo. In patients treated within 3 months of diagnosis, the Diamyd®-treated patients on average actually showed an improvement in endogenous insulin secretion. In addition, the results strongly support the safety of the drug. The treatment consisted of only two injections of Diamyd® and was well received by patients, their doctors and family members.

The trial is now in a 15-month follow-up phase with results due in about 8 months.

DIAMYD® CLINICAL TRIALS: AUTOIMMUNE TYPE 2 DIABETES (LADA)

After the reporting period it was decided to invalidate a phase II study in 160 type 2 diabetes LADA patients. The Company plans to continue the study with regard to safety.

In the previously reported dose-finding trial in 47 LADA patients the 20µg dose of Diamyd® was found to be the most effective and was selected for further development. This dose was found to significantly improve both meal-stimulated C-peptide levels and HbA1c at two years after treatment. Five year follow up results are due mid-2008.

No serious adverse events related to Diamyd® treatment have been reported in any study.

Chronic Pain

In the US, nearly one third of the population experiences severe chronic pain at some point in life. According to the American Pain Society, only one in four patients with chronic pain receive adequate treatment. Approximately 1.7 million people in the US and as many as 38 million people worldwide suffer from moderate to severe neuropathic pain associated with diabetes, back pain, HIV/AIDS neuropathy, spinal cord injury, postherpetic neuralgia or other diseases. The neuropathic pain market in the United States is expected to be worth more than US$ 2 billion by 2009.

NTDDS

Diamyd Inc. in Pittsburgh is developing a replication deficient viral delivery system for proteins, in particular, to nervous tissues. This system, Nerve Targeted Drug Delivery System (NTDDS) has several advantages over other gene delivery strategies as the DNA that encodes the delivered gene does not integrate into the chromosome and therefore reduces the risk of side effects. NTDDS has the capacity to deliver multiple genes and is well suited for development of a multitude of projects. Diamyd Inc. is discussing joint development of various projects with third-party biotechnology companies. The NTDDS lead projects are therapeutics for pain using Enkephalin and GAD. These projects are both in a preclinical stage.

GAD and other neurological diseases

Apart from being a major autoantigen in autoimmune diabetes, GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate into the inhibitory neurotransmitter GABA. Several neurological and movement related disorders may be due to disturbances in the glutamate-GABA balance, and GAD65 may come to play an important role as a component in future medications for treatment of such diseases.

Diamyd Medical has sublicensed rights to the GAD65 gene to Neurologix, Inc. for the development of a GAD-based therapy to treat Parkinson's disease. A Phase I trial with patients having Parkinson's disease has been completed. Primary objectives of the study regarding safety and tolerability were successfully met. Additionally, indications of efficacy were shown.

FINANCIAL PERFORMANCE

At the extra shareholders' meeting of Diamyd Medical AB (publ), held in Stockholm, Sweden, on May 22, 2007, the shareholders adopted an employee option program. To secure the employee option program it was decided to issue 250,000 warrants. Each warrant shall entitle the holder to acquire one series B-share within three (3) years at a predefined price. The Company shall retain warrants to cover the costs and taxes that the Company will be liable for at execution of the warrants. At full execution, the dilution is calculated to approximately 2.5 percent.

Sales – Sales during the three-month period amounted to 250 kSEK compared to 80 kSEK during the same period last year. Sales fluctuate from quarter to quarter and consist of Diamyd®-related products such as GAD-protein sold to academic researchers.

Costs – Costs for the Group amounted to 15.5 MSEK (9.3 MSEK) during the three-month period. The increased costs are incurred by development of the manufacturing process for phase III grade materials, added personnel costs as well as research and development costs in the subsidiary Diamyd Inc.

Loss –The net loss for the Group for the three-month period amounted to 14.1 MSEK (8.8 MSEK).

Financial Position and Liquidity – The Group's liquid assets amounted to 81.6 MSEK as of May 31st, 2007 (69.8 MSEK).

Investments – No significant investments were made during the period.

Change in Equity – As of May 31st, 2007, the Company's equity amounted to 118.2 MSEK (111.3 MSEK), resulting in a solvency ratio of 92.8 percent (93.8 percent).

Personnel – The Company had 14 (7) employees as of May 31st, 2007.

Parent Company – The Parent Company's net turnover amounted to 0 SEK as all sales are conducted in subsidiary companies. The period's investments were 0 SEK.

FINANCIAL RESULTS

Group's Consolidated Income Statement

kSEK

		9 months Sep-May 2006-2007	9 months Sep-May 2005-2006	3 months Mar-May 2006-2007	3 months Mar-May 2005-2006	12 months Sep-Aug 2005-2006
OPERATING EXPENSES	Note 1					
Net sales		416	675	241	80	4 323
Other Operating Income		391	-	10	-	126
Total Operating Income		**807**	**675**	**251**	**80**	**4 449**
Operating Expenses						
Cost Of Goods Sold		-13	-389	-6	-6	-186
Research and Development		-18 453	-11 487	-5 485	-3 735	-23 167
Patents		-1 339	-985	-617	-671	-1 471
Personnel		-9 860	-7 025	-4 012	-2 431	-9 876
Other External Expenses		-9 930	-4 237	-4 855	-2 061	-8 680
Depreciation, Patents		-1 580	-647	-486	-323	-1 626
Depreciation, Equipment		-103	-116	-37	-59	-115
Total Operating Expenses		**-41 276**	**-24 886**	**-15 496**	**-9 286**	**-45 101**
Operating Loss		**-40 469**	**-24 211**	**-15 245**	**-9 206**	**-40 652**
FINANCIAL INCOME AND EXPENSES						
Dividends from Holdings		-	-	-	-	250
Interest Income		2 066	1 493	803	381	1 808
Interest Expense		-201	-19	327	-19	-56
Total Financial Income and Expense		**1 865**	**1 474**	**1 130**	**362**	**2 002**
Loss before Taxes		**-38 604**	**-22 737**	**-14 115**	**-8 844**	**-38 650**
Taxes		-	-	-	-	-
NET LOSS FOR THE PERIOD	Note 2	**-38 604**	**-22 737**	**-14 115**	**-8 844**	**-38 650**
Earnings per share SEK		-4,0	-2,6	-1,4	-1,0	-4,4
Earnings per share after dilution, SEK		-4,0	-2,7	-1,4	-1,0	-4,0
Number of shares		9 772 478	8 735 216	9 772 478	8 735 216	8 735 216
Average number of shares		9 621 918	8 425 091	9 772 478	8 735 216	8 582 797
Number of shares after dilution		9 716 353	8 497 149	9 865 497	8 823 165	9 544 076

Group's Consolidated Balance Sheet

kSEK

		May 31 2007	May 31 2006	Aug 31 2006
ASSETS				
Non-Current Assets				
Intangible assets		15 288	18 106	16 745
Tangible assets		385	111	133
Financial assets		21 418	800	800
Total Non-Current Assets		**37 090**	**19 017**	**17 678**
Current Assets				
Inventory		10	117	12
Trade and Other Receivables				
Trade Receivables		93	275	148
Other Receivables		4 427	1 600	2 879
Prepaid tax		80	304	326
Prepaid Expenses and Accrued Income		4 084	3 901	2 600
Total Trade and Other Receivables		**8 684**	**6 080**	**5 953**
Other Investments		-	23 669	21 735
Short-term investments		59 818	45 972	45 551
Cash and bank balances		21 808	23 857	13 190
Total Liquid Funds		**81 626**	**69 829**	**58 741**
Total Current Assets		**90 320**	**99 695**	**86 441**
TOTAL ASSETS		**127 410**	**118 712**	**104 119**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' Equity				
Issued capital		9 773	8 735	8 735
Other Capital Contributions		600	420	288 938
Other Reserves		254 327	158 301	160
Accumulated Losses		-146 515	-56 153	-203 201
Total Shareholder's Equity		**118 185**	**111 303**	**94 632**
Non-current liabilities		-	-	-
Current Liabilities				
Trade Payables		2 636	3 214	1 624
Other Payables		1 108	1 662	2 114
Prepaid Income and Accrued Expenses		5 482	2 533	5 749
Total Current Liabilities		**9 226**	**7 409**	**9 487**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	Note 3	**127 410**	**118 712**	**104 119**

Change in Shareholder's Equity

(kSEK)

	Share Capital	Other Capital Contributions	Other reserves	Accumulated losses	TOTAL
Adjusted opening balance. August 31. 2005	**8 418**	**271 671**	**560**	**-164 651**	**115 998**
Translation Gain			207		207
Revaluation of Short-Term Investments			-607		-607
Option Premiums		240			240
New Share Issue	317	17 127			17 444
Net Loss for the Year				-38 650	-38 650
Closing balance. August 31. 2006	**8 735**	**288 938**	**160**	**-203 201**	**94 632**
Opening balance. September 1. 2006	**8 735**	**288 938**	**160**	**-203 201**	**94 632**
New Share Issue	942	49 802			50 744
New Share Issue	70	10 030			10 100
Option Premiums	25	1 225			1 250
Employee Option		98			98
Translation Gain			-35		-35
Net Loss for the Period				-38 604	-38 604
Closing balance, May 31. 2007	**9 772**	**350 093**	**125**	**-241 805**	**118 185**

Accounting Principles

The consolidated financial statements have been prepared in compliance with the International Financial Reporting Standards (IFRS) established by the International Accounting Standards Board (IASB) and the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC) as endorsed by the European Commission for application in the EU. This consolidated interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, which is consistent with the requirements stated in the Swedish Financial Accounting Standards Council's recommendation RR 31, Interim Reporting for Groups. The Group applies the same accounting and valuation principles as in the annual report for 2005/2006.

Notes

Note 1. Operating Expenses

kSEK	9 months Sep-May 2006-2007	9 months Sep-May 2005-2006	3 months Mar-May 2006-2007	3 months Mar-May 2005-2006	12 months Sep-Aug 2005-2006
Sales of GAD-protein and diagnostic products	401	554	231	80	707
Invoiced freight	15	14	9	0	14
Out-licensing of GAD-technology	-	-	-	-	3 602
Other operating income	391	107	10	0	-
TOTAL	**807**	**675**	**250**	**80**	**4 323**

Note 2 – Balance for the period
The business is making a loss. Deduction for losses in the Swedish company is valued at SEK 0 as a precaution.

Note 3 – Shareholders' equity and liabilities
All Company debts are non-interest-bearing.

Cash Flow Statement

kSEK	9 months Sep-May 2006-2007	9 months Sep-May 2005-2006	3 months Mar-May 2006-2007	3 months Mar-May 2005-2006	12 months Sep-Aug 2005-2006
Cash Flow from Operations before Changes in Working Capital					
Operating loss	-40 469	-24 211	-15 244	-9 206	-40 652
Interest Received	1 428	1 493	-11	381	4 304
Interest Paid	-201	-19	327	-	-56
Dividend Received	-	-	-	-	-
Non-Cash Flow Items					
Depreciation	1 683	763	523	382	1 740
Changes in Accrued Interest	638	-	814	-	-2 496
Other Non-Cash Flow Items	-	-	-	-	1 933
Income Tax Paid	246	-84	324	-28	-158
Net Cash Flow from Operating Activities before Changes in Working Capital	**-36 675**	**-22 058**	**-13 267**	**-8 471**	**-35 385**
Increase (-) Decrease (+) Inventory	2	-109	0	4	-5
Increase (-) Decrease (+) Receivables	-2 983	1 682	-1 505	-626	2 040
Increase (+) Decrease (-) Liabilities	-141	-2 367	713	-1 608	680
Net Cash Flow from Operating Activities	**-39 797**	**-22 852**	**-14 059**	**-10 701**	**-32 670**
Cash Flow from Investing Activities					
Purchase of Intangible Assets	-143	-50	-92	-	-436
Purchase of Tangible Assets	-357	-	-172	-	-28
Purchase of Financial Assets	-20 618	-	-37 160	-	-69 297
Net Cash Flow from Investing Activities	**-21 118**	**-50**	**-37 424**	**0**	**-69 761**
Cash Flow from Financing Activities					
Change in Long-Term Liabilities	-	-	-	-	-768
Option premiums	1 323	-	98	-	-
New Share Issue	60 869	818	0	818	1 058
	7 468	-23 669	7 468	-	-
Net Cash Flow from Financing Activities	**69 660**	**-22 851**	**7 566**	**818**	**290**
Total Cash Flow for the Period	8 745	-45 753	-43 917	-9 883	-102 141
Cash and Cash Equivalents at beginning of period	13 190	115 535	65 738	79 690	115 535
Net Foreign Exchange difference	-127	47	-13	22	-204
Cash and Cash Equivalents at end of period	**21 808**	**69 829**	**21 808**	**69 829**	**13 190**

Key ratios

	9 months Sep-May 2006-2007	9 months Sep-May 2005-2006	3 months Mar-May 2006-2007	3 months Mar-May 2005-2006	12 months Sep-Aug 2005-2006
Return on Equity, %	-36,3	-20,1	-11,3	-7,6	-36,8
Return on Capital Employed, %	-36,1	-20,0	-11,5	-7,6	-36,7
Return on Assets, %	-33,2	-18,6	-10,7	-7,1	-33,6
Shareholders' Equity per Share, SEK	13,0	12,7	13,0	12,7	10,8
Shareholders' Equity per Share after dilution, SEK	13,2	13,1	13,0	12,6	11,0
Cash flow per share, SEK	0,9	-5,4	-4,5	-1,1	-11,9
Solidity, %	92,8	93,8	92,8	93,8	90,9
Number of shares	9 772 478	8 735 216	9 772 478	8 735 216	8 735 216
Number of shares, Average	9 621 918	8 425 091	9 772 478	8 735 216	8 582 797
Number of shares, Diluted	9 716 353	8 497 149	9 865 497	8 823 165	9 544 076

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

Stockholm, June 29, 2007

The Board of Diamyd Medical AB

This report has not been reviewed by Diamyd Medical's auditors.

Financial Calendar

4th quarter Report (Year End Report)	October 26, 2007
Annual Shareholders' Meeting	December 11, 2007

About Diamyd Medical

Diamyd Medical is a Life Science company focused on developing treatments for diabetes and its complications. The Company's furthest developed project is the GAD-based candidate drug Diamyd® for autoimmune diabetes. Diamyd® has demonstrated significant and positive results in a Phase II clinical trial in type 1 diabetes patients in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd®. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context GAD may have an important role not only in diabetes, but also in several CNS-related diseases. Diamyd Medical has an exclusive world-wide license from the University of California at Los Angeles, UCLA, regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD65 Composition of Matter license to Neurologix Inc., New Jersey, for the treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within gene therapy using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The Company's lead gene therapy projects include using Enkephalin and GAD for chronic pain, e.g. diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, Pennsylvania, and is listed on the OMX Nordic Exchange in Sweden (ticker symbol: DIAM B). The share can also be traded in the US as an ADR through the OTCQX quotation system (ticker symbol: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com

For further information, please contact:

Stockholm-office
Anders Essen-Möller
CEO and President
Tel: +46 8 661 0026
E-mail: investor.relations@diamyd.com

Pittsburgh office
Michael Christini
President
Tel: +1 412 770 1310
E-mail: Michael.Christini@diamyd.com

For media contact in the US, please contact:
Gregory Tiberend
Executive Vice President
Richard Lewis Communications, Inc.
Tel: +1 212 827 0020
E-mail: gtiberend@rlcinc.com

END

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.